April 15, 2009

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Virtus Equity Trust

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Brion Thompson of the staff of the Securities and Exchange Commission (the “SEC”) on April 8 and April 9, 2009, pertaining to the preliminary proxy statement on Schedule 14A that was filed by Virtus Equity Trust (the “Registrant” or “Trust”) on behalf of Virtus Balanced Fund and Virtus Income & Growth Fund (each a “Fund,” and together the “Funds”) on March 31, 2009. Where noted, changes, as applicable, have been made and incorporated into the proxy statement.

1.	Comment: Page 1 – please revise in the first paragraph to disclose the time of the meeting to be held.

Response: Requested change has been made to state that the meeting will be held at 2:00 p.m.

2.	Comment: Page 3 – please explain why there is a three day lag between the date of the termination of the old subadviser and the commencement by the new subadviser in the description in the second full paragraph.

Response: The statement has been revised as follows:

“If approved by the shareholders, the Subadvisory Agreement will become effective for each of the Funds on June 8, 2009, and Goodwin will also be terminated as of June 8, 2009.”

3.	Comment: Page 4 – in the third paragraph, is subadvisory fee data available for more recent fiscal period?

Securities and Exchange Commission

April 15, 2009

Response: The Trust’s most recent fiscal year ended on March 31, 2009. Subadvisory fee information for that period is currently being reviewed and audited, and is therefore not yet available for public disclosure.

4.	Comment: Page 6 – with regard to the 4th factor, please revise the current format and delete the information presented in tabular form, and substitute it in a narrative form.

Response: The information for the 4th factor has been revised as follows:

“4) the prior performance of a composite of all discretionary accounts and funds managed by the Subadviser with substantially similar investment objectives, strategies and policies as the fixed income portion of the Funds, which composite outperformed the Funds (as well as the Adviser’s calculation of the performance of the fixed income portion of the Funds’ investments) over the one-, three- and five-year periods ended January 30, 2009. While the performance of the composite underperformed the Barclays Capital U.S. Aggregate Bond Index for the one- and three-year periods, it had comparable performance for the five-year period;”

5.	Comment: Page 8 – please explain why the Virtus Bond Fund information was not included in the calculation for the composite information on page 6.

Response: The Virtus Bond Fund performance was included in the calculation for the composite. The description of the composite has been revised to reflect that it represents performance of accounts and funds managed by the Subadviser (please see response to comment 4).

6.	Comment: Please add the Tandy disclosures in the response letter.

Response: The requested disclosure is set forth below.

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In connection with this filing, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 15, 2009

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Very truly yours,

/s/ Arie Heijkoop, Jr.
Arie Heijkoop, Jr.